

April 19, 2011

Nicholas Brunero
Vice President and General Counsel
Ener1, Inc.
1540 Broadway, Suite 25C
New York, New York 10036

> **Re: Ener1, Inc.**
> **Registration Statement on Form S-3**
> **Amended April 13, 2011**
> **File No. 333-172169**

Dear Mr. Brunero:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 3

1.   Please reconcile your statement on page 3 that suggests that you have not yet sold products to Volvo with your response to prior comment 1 that you received revenue from Volvo and your disclosure on page 15 that Volvo is an existing customer. Also:

- Given the portion of your revenue derived from Volvo and the issue in your risk factors regarding Volvo, it is unclear why you believe highlighting Volvo in your prospectus summary would not result in investors drawing inaccurate conclusions regarding your business. Therefore, it continues to be unclear why your reference to Volvo in your prospectus summary is appropriate. Please revise.
- Please revise the first risk factor on page 15 to disclose the portion of your business derived from the customer you name.

- Please tell us where you disclose the portion of your revenue derived from the transportation market as mentioned in your response to prior comment 1 and why you believe that it is appropriate to highlight that market as prominently as you do in your prospectus summary given its relative contribution to your business.

Incorporation by Reference, page 26

2. Please update this section to specifically incorporate by reference each filing required to be identified by Item 12(a)(2) of Form S-3. We note your Form 8-K filed April 14, 2011.

Exhibits 23.1, 23.2, and 23.3

3. Please include updated consents from your independent auditors with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   David S. Song — Mazzeo Song & Bradham LLP